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                                   EXHIBIT 9

                         OPINION AND CONSENT OF COUNSEL


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[CANADA LIFE LETTERHEAD]

August 31, 1989

Canada Life Insurance Company of America
800 Michigan National Tower
Lansing, MI 48933

Re: Canada Life of America Variable Annuity Account 1 (the "Account") Registration Statement on Form N-4
       File No. 33-28889

Gentlemen:

In my capacity as Counsel, U.S. Division for The Canada Life Assurance Company (the "Company"), it is my professional opinion that:

1. The Company is a corporation duly organized, validly existing and qualified as a stock life insurance company to write life and disability insurance and variable annuities/variable life - separate accounts under the laws of the State of Michigan;

2. The establishment of the Account as a separate investment account of the Company is authorized, and when created, shall validly exist under the laws of the State of Michigan;

3. The offer and sale of individual variable annuity contracts ("contracts") have been duly authorized by the Company and the contracts, when issued in accordance with the Registration Statement and in compliance with applicable local law, will be legal and binding obligations of the Company in accordance with their terms;

4. If and to the extent the Company so provides under its variable annuity contracts, that portion of the assets of the Account equal to the reserves and other contract liabilities with respect to such Account will not be chargeable with liabilities arising out of any other business the Company may conduct;

5. Owners of contracts, as such, will not be subject to any deductions, charges or assessments imposed by the Company other than those provided in the contracts.